BRF FILES NET REVENE OF R$ 8.5 BILLION IN 3Q16

Revenue is 2.7% up year on year.

Company sold more than 1.2 million tons of food in the period.

Even in an adverse business environment, BRF's net operating revenue was up 2.7% in the third quarter (Q3/16) year on year, to R$ 8.5 billion. The company sold more than 1.2 million tons of food worldwide in the period.

To support business growth, ensure the efficiency of processes and the full implementation of projects, the company invested R$ 641 million in the period. “Looking ahead, we reaffirm our purpose to 'Feed the World' and our strategic direction to grow through innovation," said Pedro Faria, Global CEO of BRF.

Between July and September BRF announced the creation of a subsidiary in Egypt, in order to begin advances in the value chain. It also formally began a partnership with FFP, a Halal meat processing company based in Malaysia, and signed an investment agreement worth US$ 20 million in the IPO for COFCO Meat, in order to increase its presence in China through strategic partnerships.

Furthermore it issued US$ 500 million in international 10-year bonds with a 4.35% pa coupon, announced a 30% reduction in sodium in more than 40 products in the Sadia portfolio, which was endorsed by Dr. Drauzio Varela, and it launched a new ready-to-cook meal category endorsed by Jamie Oliver, an English chef who was recently in Brazil to announce his partnership with Sadia.

"We are certain that we will begin 2017 even stronger than our competitors. For the coming quarters, we believe the scenario for the sector will continue to improve due to the adjustment in the supply of chicken according to public data on production and housing, a gradual convergence of the price of corn to levels near export parity and a recovery of the Brazilian economy," added Faria.

Regional Performance

While Asia and Latam saw the highest growth in volume in the third quarter (+ 83% year on year, and 16% year on year, respectively), Brazil and the Middle East / North Africa (MENA) remain the company's main markets.

The Brazilian market remained very challenging in the period. Despite the fall in demand, net operating revenue in the region grew by 2.8% quarter on quarter, to R$ 3.6 billion. Innovation remains one of the main focuses for the company, which will this year launch 25 new products, including the new line endorsed by Jamie Oliver, new flavors in the Salamitos line, and new options for frozen foods.

The regional known as MENA Regional, comprising the Middle East and North Africa, filed net operating revenues of R$ 1.56 billion. During the period the company launched a new line of breaded products in the region - produced in Thailand - strengthening synergy throughout the chain. Local production remains an important growth engine, where the volume processed food increased 60% year on year, achieving leadership in different segments and geographies.

Net operating revenue from Asia totaled R$ 1.28 billion, up by 68.5% year on year. This growth was mainly due to the consolidation of BRF Thailand and volume expansion in China and Southeast Asia. Also noteworthy was growth of 10.2% in volume quarter on quarter due to a 39% increase in volumes to China, and the development of new markets, such as Malaysia and Vietnam.

Net operating revenue from Europe / Eurasia was just over R$ 963 million in Q3/16. The current scenario in the region is very challenging. Despite stable volumes in the region in the quarterly comparison, the strong exchange rate fall in the pound (- 15.2% quarter on quarter) and the ruble (-5.6% quarter on quarter) against the Brazilian real, related to Brexit and the macroeconomic situation in Russia, respectively, negatively impacted the results.

Latam, which comprises all the countries of the Americas, except Brazil, grew by 11.5% quarter on quarter in the sale of higher value-added items. Importantly, this growth is related to the consolidation of the acquisitions in Argentina, Campo Austral and Calchaquí, and the re-launch of Sadia's nuggets. Net revenue in the region was R$ 550 million.

In Q3/16 Africa delivered volume growth of + 4.4% quarter on quarter, even in the face of a very challenging environment in its main market, Angola and the difficult political and macroeconomic context in several other regions due to the price of oil and other commodities. Net operating revenue was R$ 191 million.